Exhibit 8.1

List of Significant Subsidiaries

Company	Place of Incorporation
Ceragon Networks, Inc.	New Jersey
Ceragon (Texas) Inc.	Texas
Ceragon Networks, S.A. de C.V.	Mexico
Ceragon Networks (India) Private Limited	India
Ceragon Networks AS	Norway
Ceragon Networks s.r.o.	Slovakia
Nera Microwave Nigeria Ltd.	Nigeria
Ceragon Argentina s.a.	Argentina
Ceragon Telecommunicaciones Latin America S.A.	Venezuela
Ceragon America Latina Ltda.	Brazil